GLOBEPAN RESOURCES, INC.
                           6518 121st Street, Suite 5
                            Surrey, British Columbia
                                 Canada V3W 1C4
                            Telephone: (604) 762-0755
                            Facsimile: (604) 592-6553

June 27, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Charito A. Mittelman

Dear Sirs:

Re:      Form SB-2 (File No. 333-128226)

Further to your comment letter dated May 2, 2006, Cane Clark LLP's letter to you dated May 5, 2006 and your supplemental verbal response, we are filing an amended registration statement on Form SB-2 with the shares held by the following shareholders removed from registration:

         a)       Randall Field
         b)       Ryan Anderson
         c)       Jill Field
         d)       Roy Field
         e)       Sherri Field
         f)       Trevor Field
         g)       Rhonda Morris
         h)       Bill Cooley

The total number of shares being offered is thereby reduced from 4,118,800 to 3,461,950 shares of common stock.

We have also included interim financial statements for the period ended March 31, 2006 with our amended filing.

         Yours truly,

         /s/ Russell Field

         Globepan Resources, Inc.
         Russell Field, President